Keegan Closes Non-brokered Private Placement with Highland Park

Vancouver, British Columbia, November 5, 2012: Keegan Resources Inc. (TSX and NYSE MKT: KGN - “Keegan” or the “Company”) is pleased to announce that it has completed its previously announced non-brokered private placement for gross proceeds of CAD$32.5 million by issuing 9,443,500 units (the “Units”) of the Company at a price of CAD$3.44 per Unit (the “Offering”). The price of the Units were the five-day volume weighted average market price based on the date of signing of the principal subscription agreement with Highland Park.  Each Unit consisted of one Common Share of the Company as well as one Warrant to purchase a Common Share in the Company for a period of two years at a price of $4.00 per share. Should the Company's share price trade at a price of greater than $6.00 per share for a period of twenty consecutive trading days, the Company will have a right to accelerate the exercise period of the Warrants to 30 days. The exercise of all of the Warrants within the Offering would raise an additional $37.8 million.

The Offering has resulted in Highland Park acquiring a 9.6% ownership interest in the Company with the option to increase their interest to 17.3% upon exercise of the Warrants.

Peter Breese, President and CEO commented, “The closing of the Highland Park private placement enhances our already strong financial position.  With the additional C$32.5 million raised, our current treasury is US$218 million.  The Company is essentially fully financed to build Esaase with the current treasury and the future exercise of warrants and stock options.”

There were no fees or broker warrants associated with the financing. The financing was not registered under the securities laws of the United States and was not offered to US Persons except where permitted by exemptions form US registration requirements. All securities issued under the Offering are subject to a four-month resale restriction expiring March 6, 2013.

On Behalf of the Board of Directors,

Peter Breese

President and Chief Executive Officer

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category at an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

More information about Keegan is available at www.keeganresources.com.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.